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EXHIBIT 3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

BASIS OF PRESENTATION

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP") summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively "Granite" or the "Trust") for the three month period and year ended December 31, 2017. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying audited combined financial statements for the year ended December 31, 2017 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The MD&A is prepared as at March 1, 2018 and its contents were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on this date. Additional information relating to Granite, including the 2017 Annual Information Form ("AIF") dated March 1, 2018, can be obtained from the Trust's website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS measures in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS results is helpful to investors in assessing the overall performance of Granite's business. These non-IFRS measures include net operating income ("NOI"), NOI before straight-line rent and tenant incentive amortization ("NOI — cash basis"), funds from operations ("FFO"), adjusted funds from operations ("AFFO"), FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, unencumbered asset coverage ratio and any related per unit amounts. Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers. Refer to "NON-IFRS MEASURES" for definitions and reconciliations of non-IFRS measures to IFRS financial measures.

4 Granite REIT 2017

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended December 31,		Years Ended December 31,
(in millions, except as noted)	2017	2016	2017	2016

Operating highlights
Revenue	$57.2	$54.3	$222.6	$223.4
NOI — cash basis(1)	56.2	55.0	218.2	220.6
Net income attributable to stapled unitholders	233.6	29.4	357.7	279.3
FFO(1)(2)	41.6	26.2	153.2	149.7
AFFO(1)(2)	32.6	27.8	145.4	149.3
Cash flows provided by operating activities	38.2	30.0	158.7	160.0
Distributions paid	30.6	28.7	122.6	113.1
FFO payout ratio(1)(3)	75%	77%	78%	71%
AFFO payout ratio(1)(3)	95%	74%	82%	71%
Per unit amounts
Diluted FFO(1)(2)	$0.89	$0.56	$3.25	$3.18
Diluted AFFO(1)(2)	$0.69	$0.59	$3.09	$3.17
Distributions paid	$0.651	$0.609	$2.604	$2.403
Diluted number of units outstanding	47.0	47.1	47.1	47.1

December 31,	2017	2016

Financial highlights
Investment properties — fair value	$2,733.6	$2,653.1
Assets held for sale(4)	391.4	—
Cash and cash equivalents	69.0	246.2
Total debt	741.4	657.4
Trading price per unit (TSX: GRT.UN)	$49.25	$44.83
Debt metrics
Net leverage ratio(1)	25%	15%
Interest coverage ratio(1)	9.5x	9.6x
Weighted average cost of debt	2.54%	2.53%
Weighted average debt term-to-maturity, in years	4.8	6.0
Property metrics
Number of income-producing properties(4)	84	92
Gross leasable area ("GLA"), square feet(4)	29.1	29.6
Occupancy, by GLA(4)	98.4%	99.4%
Magna as a percentage of revenue for the year ended(4)(5)	71%	76%
Magna as a percentage of GLA(4)	61%	71%
Weighted average lease term, in years by square footage(4)	5.9	7.0
Overall capitalization rate(4)(6)	7.6%	8.0%

(1)
For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".
(2)
In connection with a proxy contest that preceded the June 2017 annual general meeting, Granite incurred $5.9 million ($0.12 per unit) of expenses in the second quarter of 2017. In the third quarter of 2017, Granite recognized $1.6 million ($0.03 per unit) relating to lease termination and close-out fees in revenue. In the fourth quarter of 2016, Granite incurred $11.9 million ($0.25 per unit) of early redemption costs associated with the unsecured debentures that were due to mature in 2018. FFO, AFFO and the per unit amounts include the $5.9 million of proxy contest expenses, the $1.6 million of lease termination and close-out fees and the $11.9 million of early redemption costs associated with the debentures.
Granite REIT 2017 5

(3)
For comparative purposes, FFO payout ratio and AFFO payout ratio exclude the $5.9 million of proxy contest expenses, the $1.6 million of lease termination and close-out fees and the $11.9 million of early redemption costs associated with the debentures.
(4)
Ten investment properties located in Canada and the United States were classified as assets held for sale on the combined financial statements at December 31, 2017 and were subsequently sold in January 2018 (see "SIGNIFICANT MATTERS"). The property metrics at December 31, 2017 exclude properties classified as assets held for sale.
(5)
Magna's concentration as at December 31, 2016 was previously reported as 78% based upon a measure (annualized lease payments) that Granite no longer uses effective with the first quarter of 2017.
(6)
Refer to "Valuation Metrics by Investment Property Asset Category" in "Investment Properties" section.

BUSINESS OVERVIEW AND STRATEGIC OUTLOOK

Business Overview

Granite is a Canadian-based real estate investment trust ("REIT") engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns 87 investment properties in nine countries having approximately 29 million square feet. The tenant base includes Magna International Inc. and its operating subsidiaries (collectively "Magna") as the largest tenant, in addition to tenants from other industries. Properties leased to Magna are generally leased to operating subsidiaries of Magna International Inc. and the terms of the leases are not guaranteed by the parent company except for certain leases wherein the parent is the tenant.

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development (see "INVESTMENT PROPERTIES"). The income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, warehouse and logistics properties, corporate offices, product development and engineering centres and test facilities. The lease payments are primarily denominated in three currencies: the Canadian dollar ("$"), the euro ("€") and the US dollar ("US$"). Granite's investment properties by geographic location, number and square footage are summarized below:

Investment Properties Summary
Nine countries/87 properties/29.1 million square feet

6 Granite REIT 2017

Strategic Outlook

Management is identifying and pursuing value creation opportunities that will build on Granite's existing foundation while managing the existing real estate portfolio, leveraging the balance sheet and investing to grow and diversify the asset base.

Granite has made significant progress towards its strategic objectives resulting in:

  •
  Reduced exposure to Magna and the special purpose properties through the sale of 10 properties (including three special purpose properties) and the acquisition of three non-Magna tenanted properties (see "SIGNIFICANT MATTERS"); and

  •
  A stronger liquidity position as a result of the proceeds from the sale of the 10 properties noted above and a new five-year $500 million credit facility (see "SIGNIFICANT MATTERS").

Granite's long-term strategy is to continue to build a high quality and globally diversified industrial real estate business; to grow and diversify its asset base through acquisitions, development, re-development and dispositions; to optimize its balance sheet; and to reduce its exposure to Magna and the special purpose properties (see "INVESTMENT PROPERTIES") over the long-term.

Following the sale of the 10 properties noted above, Granite, with a net leverage ratio of 10%, liquidity of approximately $820 million, a pipeline of acquisition opportunities and in a rising interest rate environment, has positioned itself to seize the market opportunities within its geographic footprint and execute on its strategy.

As Granite looks to the remainder of 2018, its priorities are as follows:

  •
  Complete the search for a new Chief Executive Officer;

  •
  Replace the revenue from the recently sold properties;

  •
  Accelerate growth in its key markets in North America and Europe primarily through property, portfolio and corporate acquisitions as well as through joint venture arrangements and development;

  •
  Continue to recycle certain properties; and

  •
  Maintain a target occupancy in excess of 98%.

Executing on these near term priorities will accelerate the continuing transformation of Granite into a high quality, globally diversified industrial real estate business.

SIGNIFICANT MATTERS

Acquisition of Three Modern Warehouse and Logistics Properties in the United States

On October 6, 2017, Granite completed the acquisition of a 2.2 million square foot portfolio of three modern warehouse and logistics properties in the United States for consideration of $154.7 million (US$ 122.8 million) which represents an in-going yield of approximately 6.1%. Two of the properties are located in Monroe, Ohio and the third in Olive Branch, Mississippi. The properties are located in two central U.S. logistic markets that are experiencing rapid growth in tenant demand, rental rates and absorption. These modern properties, with an average age of less than six years, are 100% occupied and have a flexible design and multiple enhanced features including 32-foot clear heights, cross dock capabilities and excess truck and trailer storage. The properties are occupied by five tenants who operate in diverse industries with none being in the automotive sector.

Granite REIT 2017 7

Increase in Distributions

The 2018 targeted annualized distribution increased 4.6% to $2.72 (22.7 cents per month) per stapled unit commencing with the monthly distribution paid in January 2018.

Sale of 10 Properties in Canada and the United States

Subsequent to December 31, 2017, Granite sold 10 investment properties located in Canada and the United States. Three of the 10 properties were characterized by Granite as special purpose and were sold on January 30, 2018 for gross proceeds of approximately $328 million (US$ 262.3 million). Two of the special purpose properties are located in St. Thomas, Ontario, representing approximately 1.5 million square feet, and one is located in Bowling Green, Kentucky, representing approximately 1.2 million square feet. The revenue in the year 2017 for these special purpose properties was $22.8 million. On January 31, 2018, Granite sold seven income-producing properties in the Greater Toronto Area in Newmarket, Ontario for gross proceeds of $63.0 million. These seven properties represented approximately 0.6 million square feet on 45 acres of land. The revenue in the year 2017 for these seven properties was $2.8 million.

These 10 properties were reclassified as assets held for sale on the combined balance sheet at December 31, 2017 and excluded from the value of investment properties. Accordingly, in this MD&A, the 10 properties are excluded from references to investment properties and related property metrics.

Increased Borrowing Capacity Through New Credit Facility

On February 1, 2018, the Trust entered into a new five-year unsecured credit facility in the amount of $500.0 million that matures on February 1, 2023. The Trust has the option to extend the maturity date by one year to February 1, 2024, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the new facility. The new credit facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $100.0 million with the consent of the participating lenders. The new facility replaced Granite's $250.0 million credit facility.

Normal Course Issuer Bid

Since inception of the normal course issuer bid in May 2017, and up to March 1, 2018, the Trust has acquired a total of 1.1 million stapled units for $56.0 million at an average price of $49.41 per unit.

RESULTS OF OPERATIONS

Foreign Currency Translation

The majority of Granite's investment properties are located in Europe and the United States and the cash flows derived from such properties are primarily denominated in euros and US dollars. Accordingly, fluctuations in the Canadian dollar, Granite's reporting currency, relative to the euro and US dollar will result in fluctuations in the reported values of revenues, expenses, cash flows, assets and liabilities. The most significant foreign currency exchange rates that impact Granite's business are shown in the following table:

	Average Exchange Rates								Period End Exchange Rates
	Three Months Ended December 31,				Years Ended December 31,				December 31,
	2017	2016	Change		2017	2016	Change		2017	2016	Change

$ per €1.00	1.497	1.438	4%		1.465	1.466	—%		1.505	1.417	6%
$ per US$1.00	1.271	1.334	(5%	)	1.298	1.326	(2%	)	1.252	1.343	(7%	)

8 Granite REIT 2017

For the three months ended December 31, 2017 compared to the prior year period, the average exchange rates of the Canadian dollar to the euro and US dollar were higher and lower, respectively, which on a comparative basis, increased the Canadian dollar equivalent of revenue and expenses from Granite's European operations and decreased the Canadian dollar equivalent of revenue and expenses from Granite's U.S. operations. On a net basis, the effect of the changes in exchange rates for the three months ended December 31, 2017 was an increase in revenue and NOI — cash basis, and a decrease in net income, FFO and AFFO.

The average exchange rates for the year ended December 31, 2017 were lower when compared to those for the year ended December 31, 2016 as a result of the relative strengthening of the Canadian dollar vis-à-vis the euro and US dollar, which, on a comparative basis, decreased the Canadian dollar equivalent of revenue, NOI — cash basis, net income, FFO and AFFO from Granite's European and U.S. operations, in particular. On a net basis, the effect of the changes in exchange rates for the year ended December 31, 2017 was a decrease in revenue, NOI — cash basis, net income, FFO and AFFO.

For the three month period and year ended December 31, 2017, the impact of the changes in average exchange rates on operating results was as follows:

Effects of Changes in Exchange Rates on Operating Results

	Three Months Ended December 31,	Years Ended December 31,
(in millions, except per unit information)	2017 vs 2016	2017 vs 2016

Increase (decrease) in revenue	$0.2	$(1.4)
Increase (decrease) in NOI — cash basis	0.3	(1.3)
Increase (decrease) in net income	(3.9)	(4.9)
Increase (decrease) in FFO	(0.6)	(1.9)
Increase (decrease) in AFFO	(0.2)	(1.4)
Increase (decrease) in FFO per unit	$(0.01)	$(0.04)
Increase (decrease) in AFFO per unit	$—	$(0.03)

The period end exchange rates of the Canadian dollar to the euro and US dollar on December 31, 2017 were higher and lower, respectively, when compared to the December 31, 2016 exchange rates. As a result, the Canadian dollar equivalent of assets and liabilities from Granite's European subsidiaries were higher on a comparative basis, whereas the Canadian dollar equivalent of assets and liabilities from Granite's U.S. operations were lower when compared to December 31, 2016.

Granite REIT 2017 9

Operating Results

Revenue

Revenue

	Three Months Ended December 31,			Years Ended December 31,
	2017	2016	$ change	2017	2016	$ change

Rental revenue and tenant recoveries	$57.2	$54.3	2.9	$221.0	$223.4	(2.4)
Lease termination and close-out fees	—	—	—	1.6	—	1.6

Revenue	$57.2	$54.3	2.9	$222.6	$223.4	(0.8)

Revenue for the three month period ended December 31, 2017 increased $2.9 million to $57.2 million from $54.3 million in the prior year period. The components contributing to the change in revenue are detailed below:

Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:

  •
  contractual rent adjustments included $0.4 million from Consumer Price Index based increases and $0.5 million from fixed contractual adjustments related to rent escalations;

  •
  the purchase of building expansions at two special purpose properties in the United States in January 2017 increased revenue by $1.4 million during the quarter;

  •
  the acquisition of three properties in the United States in October 2017 increased revenue by $2.8 million, which included $0.4 million of tenant recoveries;

  •
  the renewal or extension of leases primarily in Canada at rental rates which were lower than the expiring lease rates contributed to a $1.1 million reduction in revenue while the leasing of additional space in Poland increased revenue by $0.2 million in the fourth quarter;
10 Granite REIT 2017

  •
  vacancies from two lease expiries for properties in the United States and Germany decreased revenue by $1.6 million and $0.4 million, respectively; and

  •
  foreign exchange had a net $0.2 million positive impact as the weakening of the Canadian dollar against the euro increased revenue by $0.9 million while the relative strengthening of the Canadian dollar against the US dollar decreased revenue by $0.7 million.

Revenue for the year ended December 31, 2017 decreased $0.8 million to $222.6 million from $223.4 million in the prior year. The components contributing to the change in revenue are detailed below:

Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:

  •
  contractual rent adjustments included $1.5 million from Consumer Price Index based increases and $1.5 million from fixed contractual adjustments related to rent escalations;

  •
  the purchase of building expansions at two special purpose properties in the United States in January 2017 increased revenue by $5.3 million;

  •
  the acquisition of three properties in the United States in October 2017 increased revenue by $2.8 million, which included $0.4 million of tenant recoveries;

  •
  the termination of a lease for a property in Canada and the close-out fee received from a tenant who vacated a property in Germany increased revenue by $1.2 million and $0.4 million, respectively;

  •
  revenue decreased by $7.1 million primarily as a result of the renewal or extension of leases in Canada and the United States at rental rates which were lower than the expiring lease rates while the leasing of two completed development properties in the United States and one completed development property in Poland increased revenue by $1.2 million and $0.6 million, respectively;

  •
  the disposals of income-producing properties in the United States and Germany in the prior year reduced revenue by $1.7 million. The vacancies at two properties in the United States and one in Germany during 2017 resulted in a reduction in revenue of $4.9 million and $0.7 million, respectively, in 2017; and

  •
  foreign exchange had a negative impact of $1.4 million predominantly due to the relative strengthening of the Canadian dollar against the US dollar.
Granite REIT 2017 11

Revenue by major currency for the three month periods and years ended December 31, 2017 and 2016 was as follows:

Revenue by Currency

Fourth Quarter 2017	Fourth Quarter 2016

Year 2017	Year 2016

As a majority of the Trust's revenue is denominated in currencies other than the Canadian dollar, Granite uses derivative financial instruments, including cross currency interest rate swaps and forward currency contracts, to hedge its exposure to foreign currencies and minimize the potential impact that foreign currency rate changes may have on Granite's operating results, cash flows and distributions.

Net Operating Income

NOI in the three months ended December 31, 2017 was $54.5 million compared to $52.4 million in the three months ended December 31, 2016. NOI in the year ended December 31, 2017 was $211.7 million compared to $215.8 million in the year ended December 31, 2016. NOI — cash basis excludes the impact of straight-line rent and tenant incentive amortization and reflects the cash generated by the income-producing properties on a period-over-period basis. NOI — cash basis was $56.2 million in the three months ended December 31, 2017 compared with $55.0 million in the prior year period. NOI — cash basis was

12 Granite REIT 2017

$218.2 million in the year ended December 31, 2017 compared with $220.6 million in the prior year. The changes in NOI and NOI — cash basis are detailed below:

Changes in NOI and NOI — Cash Basis

	Three Months Ended December 31,			Years Ended December 31,
	2017	2016	$ change	2017	2016	$ change

Revenue	$57.2	$54.3	2.9	$222.6	$223.4	(0.8)
Less:
Lease termination and close-out fees	—	—	—	1.6	—	1.6
Property operating costs	2.7	1.9	0.8	9.3	7.6	1.7

NOI	54.5	52.4	2.1	211.7	215.8	(4.1)
Add (deduct):
Straight-line rent amortization	0.3	1.3	(1.0)	1.1	(0.4)	1.5
Tenant incentive amortization	1.4	1.3	0.1	5.4	5.2	0.2

NOI — cash basis	$56.2	$55.0	1.2	$218.2	$220.6	(2.4)

Property operating costs include recoverable and non-recoverable costs from tenants and consist of property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses. None of Granite's employee compensation expenses are included in property operating costs.

Property operating costs primarily arise from vacant properties, if any, and from a minority of properties that are managed by Granite under gross leases. The majority of Granite's leases are net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties and, therefore, are not included in Granite's property operating costs. As a result of these favourable lease terms, property operating costs are not a significant component of Granite's overall business currently.

Tenant incentive amortization mainly represents allowances provided to tenants that are recognized in income evenly on a straight-line basis over the term of the lease and primarily comprises the amortization associated with the cash allowance incentives paid to Magna in respect of the lease extensions exercised during the 2014 year at the Thondorf and Eurostar properties in Graz, Austria.

NOI — cash basis for the three month period ended December 31, 2017 increased $1.2 million to $56.2 million from $55.0 million in the prior year period as a result of the $2.9 million increase in revenue, as noted previously. This increase was partially offset by a decrease of $1.0 million in straight-line rent amortization primarily associated with the early renewals and extensions of two leases concluded with Magna in the prior year as well as a $0.8 million increase in property costs primarily related to the acquisition of three properties in the United States in October 2017 and expenses associated with a property in the United States that was vacant beginning in the second quarter of 2017.

NOI — cash basis for the year ended December 31, 2017 decreased $2.4 million to $218.2 million from $220.6 million in the prior year as a result of the $0.8 million decrease in revenue, as noted previously, the exclusion of the lease termination and close-out fees in the amount of $1.6 million, and a $1.7 million increase in property costs primarily related to expenses associated with a vacant property and the acquisition of three properties in the United States, as noted above, and incremental costs for the recently developed property in Poland. These decreases were partially offset by an increase of $1.5 million in

Granite REIT 2017 13

straight-line rent amortization mainly associated with the rent-free periods in the prior year for two developed properties in the United States.

NOI — cash basis for the three month periods and years ended December 31, 2017 and 2016 by geography was as follows:

NOI — Cash Basis by Geography

Fourth Quarter 2017	Fourth Quarter 2016

Year 2017	Year 2016

Granite's property portfolio and NOI — cash basis are geographically diversified, which reduces the risk to Granite's operating results of any particular country's economic downturn.

14 Granite REIT 2017

General and Administrative Expenses

General and administrative expenses consisted of the following:

General and Administrative Expenses

	Three Months Ended December 31,			Years Ended December 31,
	2017	2016	$ change	2017	2016	$ change

Salaries and benefits	$3.1	$3.4	(0.3)	$12.1	$13.3	(1.2)
Audit, legal and consulting	0.9	1.4	(0.5)	3.4	4.8	(1.4)
Trustee/director fees and related expenses	0.4	0.4	—	1.4	1.7	(0.3)
Unit-based compensation including distributions and revaluations	0.7	1.5	(0.8)	4.0	2.9	1.1
Other public entity costs	0.4	0.3	0.1	1.7	1.5	0.2
Office rents	0.2	0.2	—	0.9	0.9	—
Other	0.9	0.5	0.4	2.5	2.8	(0.3)

General and administrative expenses	$6.6	$7.7	(1.1)	$26.0	$27.9	(1.9)

General and administrative expenses were $6.6 million and $26.0 million for the three month period and year ended December 31, 2017 and decreased $1.1 million and $1.9 million, respectively, in comparison to the prior year periods as a result of the following:

  •
  salaries and benefits decreased primarily as a result of a reduction in headcount;

  •
  audit, legal and consulting costs decreased due to fees for various corporate advisory and administrative matters incurred in the prior year periods; and

  •
  unit-based compensation costs decreased in the three month period ended December 31, 2017 primarily from the fair value remeasurement of unit-based compensation liabilities due to a reduction in the market price of the Trust's stapled units in the fourth quarter of 2017. Unit-based compensation costs for the year ended December 31, 2017 increased from the prior year primarily from additional grants awarded under the executive unit-based compensation plan. General and administrative expenses in the fourth quarters of 2017 and 2016 included a unit-based compensation fair value remeasurement recovery of less than $0.1 million and expense of $0.9 million, respectively. For the years ended December 31, 2017 and 2016, general and administrative expenses included a fair value remeasurement expense of $1.2 million and $1.4 million, respectively.

Proxy Contest Expenses

In the year ended December 31, 2017, Granite incurred expenses of $5.9 million in connection with the proxy contest leading up to Granite's June 2017 annual general meeting. Included in the proxy contest expenses are legal, advisory and proxy solicitation costs incurred directly by Granite and a $2.0 million reimbursement of out-of-pocket fees and expenses incurred by Front Four Capital Group and Sandpiper Group regarding matters relating to the annual general meeting. Sandpiper Group received $0.7 million of the reimbursement. An individual affiliated with Sandpiper Group is a related party of Granite by virtue of becoming a director of Granite GP and a trustee of Granite REIT.

Granite REIT 2017 15

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs for the three month periods ended December 31, 2017 and 2016 were $5.4 million and $4.8 million, respectively. The $0.6 million increase is primarily due to the increased indebtedness from the debentures issued in December 2016.

Net interest expense and other financing costs for the years ended December 31, 2017 and 2016 remained consistent at $19.5 million and $19.6 million, respectively. The $0.1 million decrease is primarily due to the interest savings from the higher cost mortgages and construction loans repaid in November 2016, substantially offset by the increased indebtedness from debentures issued in December 2016 and the credit facility draws used to fund the acquisition of three properties in the United States.

As at December 31, 2017 and 2016, Granite's weighted average cost of debt was 2.54% and 2.53%, respectively, and the weighted average debt term-to-maturity was 4.8 years as at December 31, 2017.

Early Redemption Costs of Unsecured Debentures

In the three month period and year ended December 31, 2016, Granite recorded early redemption costs related to the debentures that were due to mature in October 2018 of $11.9 million which included a redemption premium of $11.2 million and $0.7 million of accelerated amortization of issuance costs.

Foreign Exchange Gains/Losses, Net

Granite recognized net foreign exchange gains of $0.8 million and less than $0.1 million for the three month periods ended December 31, 2017 and 2016, respectively. The $0.8 million increase in net foreign exchange gains is primarily due to the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and euros.

Granite recognized net foreign exchange losses of $0.6 million and gains of $0.4 million for the years ended December 31, 2017 and 2016, respectively. The $1.0 million increase in net foreign exchange losses is primarily due to greater realized foreign exchange gains on derivative financial instruments such as foreign exchange contracts in the year 2016.

Fair Value Gains/Losses on Investment Properties, Net

Net fair value gains on investment properties were $185.2 million and $6.2 million in the three month periods ended December 31, 2017 and 2016, respectively. In the three month period ended December 31, 2017, the net fair value gains of $185.2 million were primarily attributable to i) the increase in fair value to the sale price for the 10 properties (three special purpose properties and seven multi-purpose facilities) sold in January 2018 (see "SIGNIFICANT MATTERS") and the higher valuation implied on certain remaining special purpose properties (see "INVESTMENT PROPERTIES") from the pricing realized and the liquidity potential demonstrated from the sale and ii) a compression in discount and terminal capitalization rates for certain multi-purpose properties located in Canada resulting from market demand which led to improved asset pricing.

The net fair value gains on investment properties in the three month period ended December 31, 2016 of $6.2 million were attributable to several factors, including market rent increases for certain properties in the United States and a compression in discount and terminal capitalization rates for certain properties located in Germany and the Netherlands that resulted from market demand which led to improved asset pricing.

Net fair value gains on investment properties were $212.1 million and $175.9 million in the years ended December 31, 2017 and 2016, respectively. In the year ended December 31, 2017, the net fair value gains of $212.1 million were attributable to several factors, and, in particular, to i) the increase in fair value to the sale price for the 10 properties sold in January 2018 (see "SIGNIFICANT MATTERS") and the higher valuation implied on certain remaining special purpose properties, as noted above, ii) a compression in discount and

16 Granite REIT 2017

terminal capitalization rates for certain modern warehouse and multi-purpose properties (see "INVESTMENT PROPERTIES") located in Canada, the United States and Europe resulting from market demand which led to improved asset pricing and iii) favourable changes in leasing assumptions from new leases or renewals executed at multi-purpose properties located in Canada and the United States and modern warehouse properties in Europe.

The net fair value gains on investment properties in the year ended December 31, 2016 of $175.9 million were primarily attributable to positive changes in leasing assumptions relating to lease extensions or renewals and extensions associated with 15 properties, including seven special purpose properties, for which binding agreements were concluded with Magna in the third quarter of 2016. The changes in leasing assumptions during the third quarter of 2016 generally resulted in a compression in discount and terminal capitalization rates for certain properties due to the increased certainty and extension of contractual cash flows.

Acquisition Transaction Costs

Acquisition transaction costs for the three month period and year ended December 31, 2017 of $0.4 million and $0.7 million, respectively, largely related to legal and advisory costs associated with the acquisition in October 2017 of three properties in the United States (see "SIGNIFICANT MATTERS") as well as costs incurred in the fourth quarter to pursue other acquisition opportunities.

Loss on Sale of Investment Properties

The loss on sale of investment properties of $0.4 million for the three month period and year ended December 31, 2017 related to legal and advisory costs associated with the disposal in January 2018 of 10 investment properties in Canada and the United States (see "SIGNIFICANT MATTERS").

The loss on sale of investment properties of $2.4 million for the year ended December 31, 2016 was primarily related to the costs associated with the sale of seven income-producing properties in the United States, Germany and Austria for aggregate gross proceeds of $42.0 million.

Income Tax Expense

Income tax expense comprised the following:

Income Tax Expense

	Three Months Ended December 31,			Years Ended December 31,
	2017	2016	$ change	2017	2016	$ change

Foreign operations	$1.4	$1.1	0.3	$5.2	$4.8	0.4
Withholding taxes	—	0.1	(0.1)	1.0	0.4	0.6
Related to sale of investment properties	—	—	—	—	1.3	(1.3)
Other	0.1	0.1	—	1.5	0.4	1.1

Current tax expense	1.5	1.3	0.2	7.7	6.9	0.8
Deferred tax expense (recovery)	(8.0)	4.3	(12.3)	5.7	40.7	(35.0)

Income tax expense (recovery)	$(6.5)	$5.6	(12.1)	$13.4	$47.6	(34.2)

Granite REIT 2017 17

For the three months ended December 31, 2017, the Trust incurred higher current tax expense compared to the prior year period largely as a result of lower tax deductions in Austria from a reduction in tax depreciation.

For the year ended December 31, 2017, the Trust incurred higher current tax expense compared to the prior year primarily due to i) withholding tax expense on increased inter-company dividends received from its foreign operations, ii) a reduction in tax depreciation in Austria and iii) the favourable settlement of tax audits in 2016, partially offset by the current tax expense associated with property disposals in 2016.

The decline in deferred tax expense for the three months and year ended December 31, 2017 compared to the prior year periods was primarily due to the impact on deferred tax liabilities from the reduction in the US tax rate enacted in December 2017, partially offset by an increase in fair value gains in jurisdictions in which deferred taxes are recorded.

Net Income and Net Income Attributable to Stapled Unitholders

For the three month period ended December 31, 2017, net income was $233.6 million compared to $29.5 million in the prior year period. The $204.1 million net increase was primarily due to a $179.0 million increase in net fair value gains on investment properties and a $12.3 million increase in deferred tax recovery in 2017. The prior year period included an $11.9 million expense associated with the early redemption of debentures, as noted previously.

For the year ended December 31, 2017, net income was $357.7 million compared to $280.7 million in the prior year. The $77.0 million net increase was primarily due to a $36.2 million increase in net fair value gains on investment properties and a $35.0 million decrease in deferred tax expense in 2017 as well as an $11.9 million expense associated with the early redemption of debentures in 2016, partially offset by proxy contest expenses of $5.9 million incurred in 2017, as noted previously.

Net income attributable to stapled unitholders for the three month periods ended December 31, 2017 and 2016 was $233.6 million and $29.4 million, respectively. The non-controlling interests' share of net income for the fourth quarters of 2017 and 2016, respectively, was less than $0.1 million and $0.1 million.

Net income attributable to stapled unitholders for the years ended December 31, 2017 and 2016 was $357.7 million and $279.3 million, respectively. The non-controlling interests' share of net income for the years ended December 31, 2017 and 2016, respectively, was less than $0.1 million and $1.4 million. The decrease in the non-controlling interests' share of net income is attributed to the Trust's purchase of the remaining interests in four subsidiaries from third parties in November 2016.

18 Granite REIT 2017

Funds From Operations and Adjusted Funds From Operations

The reconciliation of net income attributable to stapled unitholders to FFO and AFFO for the three months and years ended December 31, 2017 and 2016 is presented below:

FFO AND AFFO RECONCILIATION

		Three Months Ended December 31,		Years Ended December 31,
(in millions, except per unit information)
		2017	2016	2017	2016

Net income attributable to stapled unitholders		$233.6	$29.4	$357.7	$279.3
Add (deduct):
Fair value gains on investment properties, net		(185.2)	(6.2)	(212.1)	(175.9)
Fair value losses (gains) on financial instruments		0.4	(1.2)	0.8	1.2
Acquisition transaction costs		0.4	—	0.7	—
Loss on sale of investment properties		0.4	—	0.4	2.4
Current income tax expense associated with the sale of investment properties		—	—	—	1.3
Deferred income tax expense (recovery)		(8.0)	4.3	5.7	40.7
Non-controlling interests relating to the above		—	(0.1)	—	0.7

FFO	[A]	$41.6	$26.2	$153.2	$149.7
Add (deduct):
Maintenance or improvement capital expenditures		(9.3)	(0.5)	(10.7)	(2.1)
Leasing commissions paid		(1.2)	(0.1)	(2.6)	(2.5)
Tenant incentives paid		(0.2)	(0.5)	(1.0)	(1.2)
Tenant incentive amortization		1.4	1.3	5.4	5.2
Straight-line rent amortization		0.3	1.3	1.1	(0.4)
Non-controlling interests relating to the above		—	0.1	—	0.6

AFFO	[B]	$32.6	$27.8	$145.4	$149.3

Per unit amounts:
Basic and Diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$0.89	$0.56	$3.25	$3.18
Basic and Diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$0.69	$0.59	$3.09	$3.17
Basic number of stapled units outstanding	[C]	46.9	47.1	47.1	47.1
Diluted number of stapled units outstanding	[D]	47.0	47.1	47.1	47.1

Granite REIT 2017 19

Funds From Operations

FFO for the three month period ended December 31, 2017 was $41.6 million ($0.89 per unit) compared to $26.2 million ($0.56 per unit) in the prior year period. The $15.4 million ($0.33 per unit) increase in FFO is summarized below:

Change in FFO

FFO for the three month period ended December 31, 2017 was $41.6 million ($0.89 per unit). In comparison, excluding the early redemption costs associated with unsecured debentures of $11.9 million ($0.25 per unit), FFO would have been $38.1 million ($0.81 per unit) in the prior year period.

FFO for the year ended December 31, 2017 was $153.2 million ($3.25 per unit) compared to $149.7 million ($3.18 per unit) in the prior year. The $3.5 million ($0.07 per unit) increase in FFO is summarized below:

Change in FFO

(1)
Excludes current tax expense of $1.3 million associated with the sale of investment properties in 2016.
20 Granite REIT 2017

Excluding the proxy contest expenses of $5.9 million ($0.12 per unit) and the lease termination and close-out fees of $1.6 million ($0.03 per unit) recognized in revenue, FFO would have been $157.5 million ($3.34 per unit) in the year ended December 31, 2017. In comparison, excluding the early redemption costs associated with debentures of $11.9 million ($0.25 per unit), FFO would have been $161.6 million ($3.43 per unit) in the prior year.

Adjusted Funds From Operations

As further detailed in the FFO and AFFO Reconciliation table, AFFO for the three month period ended December 31, 2017 was $32.6 million ($0.69 per unit) compared to $27.8 million ($0.59 per unit) in the prior year period. The net $4.8 million ($0.10 per unit) increase in AFFO was primarily due to:

  •
  the $15.4 million increase in FFO, which included the early redemption debenture costs in 2016, as noted previously, partially offset by;

  •
  an $8.8 million increase in capital expenditures largely relating to an improvement project at a vacant property in Novi, Michigan which was recently leased to a non-Magna tenant and, to a lesser extent, for maintenance projects at properties located in Canada; and

  •
  a $1.1 million increase in leasing commissions paid relating to the recently leased-up vacant property in the United States noted above.

AFFO for the three month period ended December 31, 2017 was $32.6 million ($0.69 per unit). In comparison, excluding the early redemption costs associated with debentures of $11.9 million ($0.25 per unit), AFFO would have been $39.7 million ($0.84 per unit) in the prior year period.

AFFO for the year ended December 31, 2017 was $145.4 million ($3.09 per unit) compared to $149.3 million ($3.17 per unit) in the prior year. The net $3.9 million ($0.08 per unit) decrease in AFFO was due to:

  •
  an $8.6 million increase in capital expenditures largely relating to an improvement project at a vacant property in Novi, Michigan as noted above, partially offset by;

  •
  the $3.5 million increase in FFO, as noted above; and

  •
  a $1.5 million decrease in straight-line rent amortization, primarily due to the rent-free periods in the prior year for two new leases associated with the developed properties in the United States.

Excluding the following non-recurring items: proxy contest expenses of $5.9 million ($0.12 per unit) and the lease termination and close-out fees of $1.6 million ($0.03 per unit) recognized in revenue, AFFO would have been $149.7 million ($3.18 per unit) in the year ended December 31, 2017. In comparison, excluding the early redemption costs associated with debentures of $11.9 million ($0.25 per unit), AFFO would have been $161.2 million ($3.42 per unit) in the prior year.

INVESTMENT PROPERTIES

Granite's investment properties consist of income-producing properties, properties and land under development ("properties under development") and land held for development. The income-producing properties are substantially for industrial use and can be categorized as (i) modern logistics/distribution warehouse facilities ("modern warehouse facilities"), which were recently acquired or newly developed/redeveloped within the last five years, (ii) multi-purpose facilities, which are tenantable by a wide variety of potential users or (iii) special purpose properties designed and built with specialized features and leased to Magna. The attributes of the income-producing properties are versatile and are based on the needs of the tenant such that an industrial property used by a certain tenant for light or heavy manufacturing can be used by another tenant for other industrial uses after some retrofitting if necessary. Accordingly, the investment property portfolio is substantially for industrial use and, as such, Granite determined that its asset class

Granite REIT 2017 21

comprises industrial properties for purposes of financial reporting. The fair value of the industrial properties, as noted below, is based upon the current tenanting, existing use and attributes of such properties.

Land held for development includes a 16 acre parcel of land located in Wroclaw, Poland that could provide for approximately 0.3 million square feet of logistics-warehouse space. Construction is expected to commence once Granite's pre-leasing objectives are achieved. Land held for development also includes a 29 acre site located in Indiana, United States which is being held for future development and could provide for up to 0.5 million square feet of logistics-industrial space and a nine acre parcel of land located in Ontario, Canada which is being held for future development or disposition.

Summary attributes of the investment properties at December 31, 2017 and 2016 were as follows:

Investment Properties Summary

As at December 31,	2017	2016

Investment properties — fair value	$2,733.6	$2,653.1
Income-producing properties	2,714.7	2,646.3
Land held for development	18.9	6.8
Overall capitalization rate	7.6%	8.0%
Number of investment properties	87	94
Income-producing properties	84	92
Land held for development	3	2
Property metrics
GLA, square feet(1)	29.1	29.6
Occupancy, by GLA(1)	98.4%	99.4%
Weighted average lease term, in years by square footage(1)	5.9	7.0
Total number of tenants	40	35
Magna as a percentage of revenue for the year ended(1)(2)	71%	76%
Magna as a percentage of GLA(1)	61%	71%

Assets Held for Sale(1)

As at December 31,	2017	2016

Properties Held for Sale(1)
Fair value	$391.4	—
Number of properties	10	—
GLA, square feet	3.2	—
Magna as a percentage of GLA	95%	—
Total revenue for the year ended, in millions	25.6	—

(1)
Ten properties were reclassified as assets held for sale on the combined balance sheet at December 31, 2017 and excluded from the value of investment properties (see "SIGNIFICANT MATTERS"). Accordingly, in this MD&A, the 10 properties are excluded from references to investment properties and related property metrics.
(2)
Magna's concentration as at December 31, 2016 was previously reported as 78% based upon a measure (annualized lease payments) that Granite no longer uses effective with the first quarter of 2017.
22 Granite REIT 2017

The fair value of the investment properties (excluding properties held for sale) by asset category as at December 31, 2017 and 2016 was as follows:

Fair Value of Investment Properties by Asset Category

December 31, 2017	December 31, 2016

Note — number of properties denoted in parentheses

Granite has a specialized and high quality global portfolio of large scale properties strategically located in Canada, the United States and Europe. The fair value of the investment properties (excluding properties held for sale) by country as at December 31, 2017 and 2016 was as follows:

Fair Value of Investment Properties by Geography

December 31, 2017	December 31, 2016

Note — number of properties denoted in parentheses

Granite REIT 2017 23

The change in the fair value of investment properties by asset category during the year ended December 31, 2017 was as follows:

Change in Fair Value of Investment Properties by Asset Category

	January 1, 2017	Fair value gains	Acquisitions and transfers	Capital expenditures	Foreign exchange gains (losses)	Other changes	Classified as assets held for sale	December 31, 2017

Modern warehouse facilities	$600.0	25.7	154.7	1.6	(10.5)	2.4	—	$773.9
Multi-purpose facilities	696.3	80.6	(12.1)	21.4	6.7	0.5	(63.0)	730.4
Special purpose properties	1,350.0	105.8	—	70.8	16.6	(4.4)	(328.4)	1,210.4

Income-Producing Properties	2,646.3	212.1	142.6	93.8	12.8	(1.5)	(391.4)	2,714.7
Land Held For Development	6.8	—	12.1	—	—	—	—	18.9

	$2,653.1	$212.1	$154.7	$93.8	$12.8	$(1.5)	$(391.4)	$2,733.6

During the year ended December 31, 2017, the fair value of investment properties increased by $80.5 million, primarily due to:

  •
  net fair value gains of $212.1 million which were attributable to several factors, and, in particular, to i) the increase in fair value to the sale price for the 10 properties sold in January 2018 (see "SIGNIFICANT MATTERS") and the higher valuation implied on certain remaining special purpose properties from the pricing realized and the liquidity potential demonstrated from the sale, ii) a compression in discount and terminal capitalization rates for certain modern warehouse and multi-purpose properties located in Canada, the United States and Europe resulting from market demand which led to improved asset pricing and iii) favourable changes in leasing assumptions from new leases or renewals executed at multi-purpose properties located in Canada and the United States and modern warehouse properties in Europe;

  •
  the acquisition of three income-producing properties in the United States on October 6, 2017 for $154.7 million, two of which are located in Monroe, Ohio, and the third in Olive Branch, Mississippi (see "SIGNIFICANT MATTERS");

  •
  capital expenditures of $93.8 million, of which $70.8 million related to building expansions at two special purpose properties in the United States purchased from Magna and $18.5 million related to maintenance and improvement capital expenditures to a multi-purpose property located in Michigan, United States and leased to a non-Magna tenant during the third quarter of 2017. Capital expenditures can include expansion or development expenditures and maintenance or improvement expenditures. Expansion or development capital expenditures are discretionary in nature and are incurred to generate new revenue streams and/or increasing the productivity of a property. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property; and

  •
  net foreign exchange gains of $12.8 million, which primarily included foreign exchange gains of $69.0 million resulting from the weakening of the Canadian dollar against the euro, partially offset by $58.7 million of foreign exchange losses from the relative strengthening of the Canadian dollar against the US dollar; partially offset by

  •
  the classification of 10 properties valued at $391.4 million as assets held for sale, which were subsequently sold in January 2018. These properties are classified as assets held for sale on the
24 Granite REIT 2017

    combined balance sheet and excluded from the investment properties categorization (see "SIGNIFICANT MATTERS").

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the year ended December 31, 2017. The key valuation metrics for Granite's investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 4 to the audited combined financial statements for the year ended December 31, 2017. In addition, valuation metrics for Granite's investment properties (excluding properties held for sale) by asset category as at December 31, 2017 and 2016 were as follows:

Valuation Metrics by Investment Property Asset Category

Weighted Average(1)	Modern warehouse facilities		Multi-purpose facilities		Special purpose properties		Total
As at December 31,	2017	2016	2017	2016	2017	2016	2017	2016

Overall capitalization rate(2)	6.18%	6.54%	8.84%	9.38%	7.77%	8.03%	7.60%	8.03%
Terminal capitalization rate	6.49%	6.63%	7.49%	7.85%	8.11%	8.22%	7.48%	7.74%
Discount rate	6.98%	7.14%	8.04%	8.31%	7.72%	7.82%	7.59%	7.80%

(1)
Weighted based on investment property fair value.
(2)
Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

A sensitivity analysis of the fair value of investment properties (excluding properties held for sale) to changes in the overall capitalization rate, terminal capitalization rate and discount rate at December 31, 2017 is presented below:

Sensitivity Analysis of Fair Value of Investment Properties

Rate sensitivity	Overall capitalization rate	Terminal capitalization rate	Discount rate

+50 bps	2,568.1	2,648.8	2,640.4
+25 bps	2,652.1	2,690.5	2,686.4

Base rate	$2,733.6	$2,733.6	$2,733.6

–25 bps	2,838.8	2,783.2	2,781.9
–50 bps	2,943.2	2,834.9	2,831.3

Granite REIT 2017 25

Leasing Profile

Magna, Granite's Largest Tenant

Excluding the properties held for sale, at December 31, 2017, Magna International Inc. or one of its operating subsidiaries was the tenant at 52 (December 2016 — 63) of Granite's income-producing properties and comprised 71% (December 2016 — 76%) of Granite's revenue and 61% (December 2016 — 71%) of Granite's GLA. According to its public disclosure, Magna International Inc. has a credit rating of A3 with a stable outlook by Moody's Investor Service, A– with a stable outlook by Standard & Poor's and A(low) with a stable outlook by DBRS Limited. Magna is a diversified global automotive supplier that designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including producing body, chassis, exterior, seating, powertrain, active driver assistance, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.

Granite's relationship with Magna is an arm's length landlord and tenant relationship governed by the terms of Granite's leases. Granite's properties are generally leased to operating subsidiaries of Magna International Inc. and are not guaranteed by the parent company, however, Magna International Inc. is the tenant under certain of Granite's leases. The terms of the lease arrangements with Magna generally provide for the following:

  •
  the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

  •
  rent escalations based on either fixed-rate steps or inflation;

  •
  renewal options tied to market rental rates or inflation;

  •
  environmental indemnities from the tenant; and

  •
  a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite's leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna's success is primarily dependent upon the levels of North American and European car and light truck production by Magna's customers, the relative amount of content Magna has in the various programs and its operating costs in the various countries in which it operates. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

Other Tenants

In addition to Magna, at December 31, 2017, Granite had 39 other tenants from various industries which in aggregate comprised 29% of revenues for the year ended December 31, 2017. Of these tenants, each individually made up less than 3% of the Trust's revenue for the year ended December 31, 2017.

26 Granite REIT 2017

Leasing Activity

Lease Expiries in 2018

Granite had 30 leases comprising 4.8 million square feet with expiry dates in 2018. The following table details the status as at March 1, 2018 of these leases by category, square footage and annualized revenue (calculated as rental revenue excluding tenant recoveries recognized in accordance with IFRS in the fourth quarter of 2017 multiplied by four quarters):

Status of Lease Expiries in 2018

Lease Status by Category	Number of leases	Square Footage	Annualized Revenue

		(in thousands)	(in millions)
Modern warehouse facilities	3	528	$3.2
Multi-purpose facilities	10	1,308	7.8

Leases renewed or extended	13	1,836	11.0

Modern warehouse facilities	1	103	0.9
Multi-purpose facilities	5	932	4.3

Leases, negotiations pending or in-progress	6	1,035	5.2

Multi-purpose facilities	1	254	0.6

Lease with short termination notice	1	254	0.6

Modern warehouse facilities	2	1,016	5.0
Multi-purpose facilities	2	190	1.1

Leases not renewed and expected vacancy	4	1,206	6.1

Multi-purpose facilities	6	483	2.5

Leases for properties held for sale and disposed in January 2018	6	483	2.5

Total 2018 lease expiries	30	4,814	$25.4

Granite REIT 2017 27

Lease Expiration

As at December 31, 2017, Granite's portfolio had a weighted average lease term by square footage of 5.9 years (December 31, 2016 — 7.0 years) with lease expiries by GLA (in thousands of square feet), annualized revenue (calculated as rental revenue excluding tenant recoveries recognized in accordance with IFRS in the fourth quarter of 2017 multiplied by four quarters, in millions) and lease count as set out in the table below:

Lease Maturity Summary

				Vacancies	2018		2019		2020		2021		2022		2023		2024 and Beyond
		Total Annualized Revenue $	Total Lease Count
	Total GLA			Sq Ft		Annualized Revenue $		Annualized Revenue $		Annualized Revenue $		Annualized Revenue $		Annualized Revenue $		Annualized Revenue $		Annualized Revenue $
					Sq Ft		Sq Ft		Sq Ft		Sq Ft		Sq Ft		Sq Ft		Sq Ft

Canada	7,726	57.3	39	—	1,061	5.5	435	2.5	1,033	6.8	316	2.9	490	6.5	685	3.2	3,706	29.9
United States	11,186	68.0	34	176	1,029	5.3	817	4.0	312	1.8	87	0.6	1,401	6.0	2,010	9.3	5,354	41.0
Austria	8,091	61.8	12	—	644	3.1	392	3.8	—	—	389	2.7	802	9.5	—	—	5,864	42.7
Germany	3,151	20.3	10	300	228	1.6	—	—	195	1.5	308	2.5	283	2.1	1,470	10.6	367	2.0
Netherlands	1,441	9.8	3	—	314	2.0	500	3.2	627	4.6	—	—	—	—	—	—	—	—
Other	751	5.3	8	—	90	0.8	136	0.7	133	0.5	336	3.0	56	0.3	—	—	—	—

	32,346	222.5	106	476	3,366	18.3	2,280	14.2	2,300	15.2	1,436	11.7	3,032	24.4	4,165	23.1	15,291	115.6

Less: Properties classified as assets held for sale and disposed in January 2018
Canada	(2,070)	(13.6)	(9)	—	(483)	(2.4)	—	—	—	—	—	—	—	—	(91)	(0.4)	(1,496)	(10.8)
United States	(1,176)	(12.0)	(1)	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,176)	(12.0)

As at December 31, 2017	29,100	196.9	96	476	2,883	15.9	2,280	14.2	2,300	15.2	1,436	11.7	3,032	24.4	4,074	22.7	12,619	92.8

Changes in leasing activity between January 1, 2018 and March 1, 2018:
Renewals or Extensions
— Canada (Magna)	—	—	—	—	(49)	(0.7)	—	—	—	—	—	—	—	—	49	0.7	—	—
— United States (non-Magna)	—	—	—	—	(224)	(1.5)	—	—	—	—	—	—	—	—	—	—	224	1.5
— Austria (Magna)	—	—	—	—	(115)	(1.8)	—	—	—	—	—	—	—	—	115	1.8	—	—

Total	29,100	196.9	96	476	2,495	11.9	2,280	14.2	2,300	15.2	1,436	11.7	3,032	24.4	4,238	25.2	12,843	94.3

% of portfolio as at December 31, 2017:
* by sq ft	100%			1.6%	9.9%		7.8%		7.9%		4.9%		10.4%		14.0%		43.5%
* by Annualized Revenue		100%				8.1%		7.2%		7.7%		5.9%		12.4%		11.5%		47.2%

28 Granite REIT 2017

Leasing Costs and Lease Incentives

Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces and/or cash allowances provided to tenants for leasehold improvement costs. For the three month period and year ended December 31, 2017, the Trust incurred leasing costs and lease incentives of $0.9 million and $4.4 million, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Granite has various sources of available liquidity including cash, cash equivalents and the unused portion of its unsecured credit facility that aggregated to $286.2 million as at December 31, 2017 compared to $496.0 million at December 31, 2016, as summarized below:

Sources of Available Liquidity

As at December 31,	2017	2016

Cash and cash equivalents	$69.0	$246.2
Unused portion of credit facility(1)	217.2	249.8

Available liquidity	$286.2	$496.0

Assets held for sale(2)	$391.4	—

Unencumbered assets(3)	$2,733.6	$2,653.1

(1)
Subsequent to December 31, 2017, Granite entered into a new five-year $500 million credit facility thereby increasing its borrowing capacity by $250.0 million. See "Debt Structure — Credit Facility".
(2)
Ten investment properties located in Canada and the United States were classified as assets held for sale on the combined financial statements at December 31, 2017 and were subsequently sold in January 2018 (see "SIGNIFICANT MATTERS").
(3)
Unencumbered assets represent the carrying value of investment properties (excluding properties held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its credit facility and trust indenture.

Additional sources of liquidity available to Granite include cash flow generated from operations, assets held for sale and, if necessary, financing that may be obtained on its unencumbered assets.

Management believes that the Trust's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as to pay distributions. Granite expects to fund its ongoing operations and future growth through the use of (i) existing cash and cash equivalents, (ii) cash flow from operating activities, (iii) cash flows from asset sales, (iv) short-term financing available from the credit facility and/or (v) the issuance of unsecured debentures or equity, subject to market conditions.

Granite REIT 2017 29

Cash Flow Components

Components of the Trust's cash flows were as follows:

Cash Flow Components Summary

	Three Months Ended December 31,			Years Ended December 31,
	2017	2016	$ change	2017	2016	$ change

Cash and cash equivalents, beginning of period	$190.9	$175.2	15.7	$246.2	$119.1	127.1
Cash provided by operating activities	38.2	30.0	8.2	158.7	160.0	(1.3)
Cash provided by (used in) investing activities	(157.0)	(9.3)	(147.7)	(237.9)	11.8	(249.7)
Cash provided by (used in) financing activities	(6.6)	52.3	(58.9)	(105.2)	(40.0)	(65.2)
Effect of exchange rate changes on cash and cash equivalents	3.5	(2.0)	5.5	7.2	(4.7)	11.9

Cash and cash equivalents, end of period	$69.0	$246.2	(177.2)	$69.0	$246.2	(177.2)

Operating Activities

In the three month period ended December 31, 2017, operating activities generated cash of $38.2 million compared to $30.0 million in the prior year period. The increase of $8.2 million was due to various factors including the following:

  •
  the redemption premium payment of $11.2 million in 2016 associated with the early redemption of debentures, partially offset by;

  •
  an increase in cash used by working capital changes of $4.6 million primarily due to a decrease in deferred revenue related to the timing of rent prepayments, in particular the receipt of advance rents in the third quarter from Granite's two largest properties located in Austria.

In the year ended December 31, 2017, operating activities generated cash of $158.7 million compared to $160.0 million in the prior year. The decrease of $1.3 million was primarily related to the following:

  •
  a decrease in cash provided by working capital changes of $7.6 million primarily from a decrease in accounts payable and accrued liabilities due to unit-based compensation payments made to former directors/trustees and a decrease in deferred revenue from lower rent prepayments received in the current year;

  •
  $5.9 million of incremental expenses related to the proxy contest as discussed previously, partially offset by;

  •
  the redemption premium payment of $11.2 million in 2016 associated with the early redemption of debentures.
30 Granite REIT 2017

Investing Activities

Investing activities for the three month period ended December 31, 2017 used cash of $157.0 million and primarily related to the remaining balance paid for the acquisition of three income-producing properties in the United States of $146.7 million and investment property maintenance and improvement capital expenditures of $8.9 million largely relating to a vacant property in Novi, Michigan which was recently leased to a non-Magna tenant and, to a lesser extent, maintenance projects in Canada.

Investing activities for the three month period ended December 31, 2016 used cash of $9.3 million, which consisted primarily of an $8.8 million payment for the contingent consideration obligations from acquisitions completed in 2013 and maintenance or improvement capital expenditures of $1.1 million related to properties in Canada.

Investing activities for the year ended December 31, 2017 used cash of $237.9 million of which $154.0 million related to the acquisition of three income-producing properties in the United States, $70.8 million related to the purchase of expansion capital expenditures for additions constructed at two special purpose properties in Bowling Green, Kentucky and Piedmont, South Carolina and investment property maintenance and improvement capital expenditures of $10.7 million largely relating to a vacant property in Novi, Michigan which was recently leased to a non-Magna tenant as well as maintenance projects in Canada.

Investing activities for the year ended December 31, 2016 generated cash of $11.8 million. The major components included $39.6 million of net proceeds received from the disposition of seven income-producing properties, partially offset by an $8.8 million payment of contingent consideration obligations related to the acquisitions completed in 2013 as well as $19.3 million of investment property capital expenditures of which $2.1 million related to improvement projects and $17.2 million primarily related to development costs at properties in Poland and the United States.

Financing Activities

Cash used in financing activities for the three month period ended December 31, 2017 of $6.6 million related to $30.6 million of distribution payments and $6.5 million to repurchase the Trust's stapled units under the normal course issuer bid, partially offset by a net $31.0 million of US dollar denominated bank indebtedness proceeds that was used to fund the October 2017 acquisition.

For the three month period ended December 31, 2016, financing activities provided cash of $52.3 million which primarily related to $400.0 million of proceeds received from the issuance of debentures due in 2023, partially offset by a $200.0 million repayment for the early redemption of debentures that were due in 2018 and $1.7 million paid to settle the associated cross currency interest rate swap, $12.1 million to purchase the remaining non-controlling interests at five properties in the United States, a $105.7 million repayment of mortgages and construction loans that occurred primarily with the purchase of the non-controlling interests and distributions paid of $28.7 million.

Cash used in financing activities for the year ended December 31, 2017 of $105.2 million comprised distribution payments of $122.6 million, repurchases of the Trust's stapled units of $12.0 million under the normal course issuer bid and $1.0 million of financing costs paid largely in connection with the debenture issuance in December 2016, partially offset by net $31.0 million of US dollar denominated bank indebtedness proceeds that were used to fund the October 2017 acquisition.

For the year ended December 31, 2016, financing activities used cash of $40.0 million which was primarily due to distribution payments of $113.1 million, a $200.0 million repayment for the early redemption of debentures and $1.7 million paid to settle the associated cross currency interest rate swap, net $94.8 million of secured long-term debt repayments which primarily related to settling the mortgage and construction loans in conjunction with the purchase of the remaining non-controlling interests at five properties in the United States, net $17.9 million of bank indebtedness repayments and a payment of $12.1 million to purchase the remaining non-controlling interests, partially offset by $400.0 million of proceeds received from the issuance of debentures due in 2023.

Granite REIT 2017 31

Debt Structure

Granite's debt structure and key debt metrics as at December 31, 2017 and 2016 were as follows:

Summary Debt Structure and Debt Metrics

As at December 31,		2017	2017 Adjusted(2)	2016

Unsecured debentures, net		$647.3	$647.3	$646.8
Cross currency interest rate swaps, net		61.5	61.5	10.6
Bank indebtedness		32.6	32.6	—

Total debt	[A]	741.4	741.4	657.4
Less: cash and cash equivalents		69.0	460.4	246.2

Net debt	[B]	$672.4	$281.0	$411.2

Investment properties, all unencumbered by secured debt	[C]	$2,733.6	$2,733.6	$2,653.1

Adjusted EBITDA(1)	[D]	$185.0	$159.4	$188.2
Interest expense	[E]	$19.5	$19.5	$19.6
Debt metrics
Leverage ratio(1)	[A]/[C]	27%	27%	25%
Net leverage ratio(1)	[B]/[C]	25%	10%	15%
Interest coverage ratio(1)	[D]/[E]	9.5x	8.2x	9.6x
Unencumbered asset coverage ratio(1)	[C]/[A]	3.7x	3.7x	4.0x
Indebtedness ratio(1)	[A]/[D]	4.0x	4.7x	3.5x
Weighted average cost of debt		2.54%	2.54%	2.53%
Weighted average debt term-to-maturity, in years		4.8	4.8	6.0
Ratings and outlook
DBRS		BBB stable	BBB stable	BBB stable
Moody's		Baa2 stable	Baa2 stable	Baa2 stable

(1)
Represents a non-IFRS measure. For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".
(2)
The 2017 Adjusted column represents the summary of debt structure and debt metrics at December 31, 2017 after adjusting for the cash proceeds from the sale of the 10 properties in January 2018 (see "SIGNIFICANT MATTERS") and the reduction in Adjusted EBITDA of $25.6 million for the 2017 year associated with the revenue lost from the sale of the 10 properties.

Unsecured Debentures and Cross Currency Interest Rate Swaps

On December 20, 2016, the Trust issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the "2023 Debentures"). Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. The 2023 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At December 31, 2017, all of the 2023 Debentures remained outstanding and the balance net of issuance costs was $398.1 million.

Also on December 20, 2016, the Trust entered into a cross currency interest rate swap to exchange the 3.873% interest payments from the 2023 Debentures for euro denominated payments at a 2.43% interest rate. Under the terms of the swap, the Trust will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023. As at December 31, 2017, the fair value of the cross currency interest rate swap was a net financial liability of $42.0 million. The fair value of the cross

32 Granite REIT 2017

currency interest rate swap is dependent upon a number of assumptions including the euro exchange rate against the Canadian dollar and the euro and Canadian government benchmark interest rates.

In July 2014, the Trust issued $250.0 million aggregate principal amount of 3.788% Series 2 senior debentures due July 5, 2021 (the "2021 Debentures"). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. The 2021 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At December 31, 2017, all of the 2021 Debentures remained outstanding and the balance net of issuance costs was $249.2 million.

Also in July 2014, the Trust entered into a cross currency interest rate swap to exchange the 3.788% interest payments from the 2021 Debentures to euro denominated payments at 2.68%. Under the terms of the swap, the Trust will pay principal proceeds of €171.9 million in exchange for which it will receive $250.0 million on July 5, 2021. As at December 31, 2017, the fair value of the cross currency interest rate swap was a net financial liability of $19.4 million. The fair value of the cross currency interest rate swap is dependent upon a number of assumptions including the euro exchange rate against the Canadian dollar and the euro and Canadian government benchmark interest rates.

Credit Facility

As at December 31, 2017, the Trust was the borrower under an unsecured senior revolving credit facility in the amount of $250.0 million, pursuant to which it was permitted to make borrowings by way of Canadian dollar, US dollar or euro denominated loans or letters of credit. Interest on amounts drawn was calculated based on an applicable margin determined by reference to the Trust's external credit rating. The credit facility would have matured on February 1, 2019 had the Trust not entered into a new credit facility, as noted below. At December 31, 2017, the Trust had $32.6 million (US$ 26.0 million) drawn under the credit facility and $0.2 million in letters of credit issued against the credit facility.

On February 1, 2018, the Trust entered into a new unsecured revolving credit facility in the amount of $500.0 million that is available by way of Canadian dollar, US dollar or euro denominated loans or letters of credit and matures on February 1, 2023. The Trust has the option to extend the maturity date by one year to February 1, 2024, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the new facility. The new facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $100.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin determined by reference to the external credit rating of Granite REIT and Granite GP, as is a commitment fee in respect of undrawn amounts. The new facility is guaranteed by Granite REIT and Granite GP and replaced Granite's $250.0 million credit facility.

Debt Metrics and Financial Covenants

Granite uses the debt metrics noted above to assess its borrowing capacity and the ability to meet its current and future financing obligations. At December 31, 2017, there were no significant changes in the debt ratios, which remain relatively favourable, providing financial flexibility for future growth.

Granite's unsecured debentures and credit facility agreements contain financial and non-financial covenants that include maintaining certain leverage and debt service ratios. As at December 31, 2017, Granite was in compliance with all of these covenants.

Credit Ratings

On April 18, 2017, Moody's Investors Service, Inc. ("Moody's") confirmed its credit rating on the 2021 Debentures and 2023 Debentures of Baa2 with a stable outlook. Upon issuance of the 2023 Debentures in December 2016, DBRS Limited ("DBRS") assigned a credit rating of BBB with a stable trend to the 2023

Granite REIT 2017 33

Debentures. On May 26, 2016, DBRS confirmed the BBB rating on the 2021 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Unitholders' Equity

Outstanding Stapled Units

As at the date of this MD&A, the Trust had 46,011,862 stapled units issued and outstanding. The decrease from the issued and outstanding stapled units of 46,903,302 at December 31, 2017 resulted from the repurchase of 891,440 stapled units pursuant to Granite's normal course issuer bid (see "NORMAL COURSE ISSUER BID").

Distributions

Distributions declared to stapled unitholders in the three month periods ended December 31, 2017 and 2016 were $31.0 million or 66.1 cents per stapled unit and $29.3 million or 62.3 cents per stapled unit, respectively. Total distributions declared to stapled unitholders in the years ended December 31, 2017 and 2016 were $123.1 million or $2.61 per stapled unit and $114.3 million or $2.43 per stapled unit, respectively.

As required by National Policy 41-201, Income Trusts and Other Indirect Offerings, the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines.

Cash Flows from Operating Activities in Excess of Distributions Paid and Payable

	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016

Net income	$233.6	$29.5	$357.7	$280.7

Cash flows provided by operating activities	38.2	30.0	158.7	160.0
Distributions paid and payable	(31.0)	(29.3)	(123.1)	(114.3)

Cash flows from operating activities in excess of distributions paid and payable	$7.2	$0.7	$35.6	$45.7

Distributions for the three month periods and years ended December 31, 2017 and 2016 were funded with cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as FFO, AFFO, cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential future commitments to replace or maintain its investment properties to adversely affect distributions.

34 Granite REIT 2017

Normal Course Issuer Bid

On May 11, 2017, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 4,118,757 of Granite's issued and outstanding stapled units. The NCIB commenced on May 16, 2017 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 15, 2018. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 26,267 stapled units, subject to certain exceptions. In order to facilitate repurchases of the outstanding stapled units during specified blackout periods, Granite entered into an automatic securities purchase plan with a broker. Pursuant to the NCIB, Granite purchased 241,034 stapled units for total consideration of $12.0 million as at December 31, 2017 and an additional 891,440 units for consideration of $43.9 million subsequent to the year-end and as of March 1, 2018. These repurchases were made at an average trading price per unit of $49.27.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management's expectations.

The Trust has made commitments for future payments of interest and principal on bank indebtedness and long-term debt, construction and development project costs and certain other costs. At December 31, 2017, future payments, including interest payments, under these contractual obligations were as follows:

	Payments due by year
As at December 31, 2017	Total	2018	2019	2020	2021	2022	Thereafter

Unsecured debentures	$650.0	$—	$—	$—	$250.0	$—	$400.0
Cross currency interest rate swaps	61.5	—	—	—	19.5	—	42.0
Bank indebtedness	32.6	—	—	—	—	—	32.6
Interest payments:
Unsecured debentures, net of cross currency interest rate swaps	89.8	17.3	17.3	17.3	17.3	10.3	10.3
Bank indebtedness	4.6	0.9	0.9	0.9	0.9	0.9	0.1
Tenant allowance payable	9.0	9.0	—	—	—	—	—
Construction and development commitments	7.9	7.9	—	—	—	—	—

	$855.4	$35.1	$18.2	$18.2	$287.7	$11.2	$485.0

Off-balance sheet arrangements consist of letters of credit, construction and development project commitments and certain operating agreements. At December 31, 2017, the Trust had $0.2 million in letters of credit and contractual commitments related to construction and development projects amounting to approximately $7.9 million of which $6.4 million will be reimbursed from a tenant. The construction and development projects are expected to be completed by the second quarter of 2018 and are expected to be

Granite REIT 2017 35

funded by cash from operations. At December 31, 2017, the Trust also had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$0.5
Later than 1 year and not later than 5 years	1.1
Later than 5 years	—

$1.6

In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 6, 7, 8, 16 and 20 to the audited combined financial statements for the year ended December 31, 2017 and "LIQUIDITY AND CAPITAL RESOURCES".

RELATED PARTY TRANSACTIONS

For a discussion of the Trust's transactions with related parties, refer to note 18 of the audited combined financial statements for the year ended December 31, 2017. Related party transactions for the year ended December 31, 2017 included a $0.7 million reimbursement of proxy contest expenses to a company affiliated with a director/trustee of Granite in connection with the 2017 annual general meeting (see "RESULTS OF OPERATIONS — Proxy Contest Expenses").

NON-IFRS MEASURES

Funds from operations

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, acquisition transaction costs, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2017 and as subsequently amended ("White Paper"). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations"). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

Adjusted funds from operations

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite's productive capacity, leasing costs such as leasing commissions and tenant allowances paid, tenant improvements and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO

36 Granite REIT 2017

follows the definition prescribed by REALPAC's White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations"). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

FFO and AFFO payout ratios

The FFO and AFFO payout ratios are calculated as distributions declared to unitholders divided by FFO and AFFO, respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that are non-recurring and can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

		Three Months Ended December 31,		Years Ended December 31,
(in millions, except as noted)		2017	2016	2017	2016

Distributions declared to unitholders	[A]	$31.0	$29.3	$123.1	$114.3
FFO		41.6	26.2	153.2	149.7
Add (deduct):
Early redemption costs of unsecured debentures		—	11.9	—	11.9
Proxy contest expenses		—	—	5.9	—
Lease termination and close-out fees		—	—	(1.6)	—

FFO adjusted for the above	[B]	$41.6	$38.1	$157.5	$161.6
AFFO		32.6	27.8	145.4	149.3
Add (deduct):
Early redemption costs of unsecured debentures		—	11.9	—	11.9
Proxy contest expenses		—	—	5.9	—
Lease termination and close-out fees		—	—	(1.6)	—

AFFO adjusted for the above	[C]	$32.6	$39.7	$149.7	$161.2
FFO payout ratio	[A]/[B]	75%	77%	78%	71%
AFFO payout ratio	[A]/[C]	95%	74%	82%	71%

Net operating income

NOI is defined as rental revenue and tenant recoveries less property operating costs. Granite also uses NOI on a cash basis, which adjusts NOI for straight-line rent and tenant incentive amortization recognized during the period (see "RESULTS OF OPERATIONS — Net Operating Income"). These are widely used measures by the real estate industry and Granite believes that NOI and NOI — cash basis are useful supplementary measures of the income generated by and operating performance of income-producing properties in addition to the most comparable IFRS measure, which Granite believes is revenue. Such measures are also key inputs in Granite's determination of the fair value of its investment property portfolio.

Adjusted earnings before interest, income taxes, depreciation and amortization ("Adjusted EBITDA")

Adjusted EBITDA is calculated as net income before lease termination and close-out fees, interest expense, income tax expense, depreciation and amortization expense, early redemption costs of unsecured

Granite REIT 2017 37

debentures, proxy contest expenses, fair value gains (losses) on investment properties and financial instruments, acquisition transaction costs and gains (losses) on the sale of investment properties. Adjusted EBITDA represents an operating cash flow measure that Granite uses in calculating the interest coverage ratio and indebtedness ratio noted below. This measure is also defined in Granite's debt agreements and used in calculating the Trust's debt covenants.

For the years ended December 31,	2017	2016

Net income	$357.7	$280.7
Add (deduct):
Lease termination and close-out fees	(1.6)	—
Interest expense and other financing costs, net	19.5	19.6
Income tax expense	13.4	47.6
Depreciation and amortization	0.3	0.7
Fair value gains on investment properties, net	(212.1)	(175.9)
Fair value losses on financial instruments	0.8	1.2
Loss on sale of investment properties	0.4	2.4
Acquisition transaction costs	0.7	—
Early redemption costs of unsecured debentures	—	11.9
Proxy contest expenses	5.9	—

Adjusted EBITDA	$185.0	$188.2

Interest coverage ratio

The interest coverage ratio is calculated on a 12-month trailing basis using Adjusted EBITDA divided by interest expense. Granite believes the interest coverage ratio is useful in evaluating the Trust's ability to meet its interest expense obligations (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

Indebtedness ratio

The indebtedness ratio is calculated as total debt divided by Adjusted EBITDA and Granite believes it is useful in evaluating the Trust's ability to repay outstanding debt using its operating cash flows (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

Leverage and net leverage ratios

The leverage ratio is calculated as the carrying value of total debt divided by the fair value of investment properties while the net leverage ratio subtracts cash and cash equivalents from total debt. The leverage ratio and net leverage ratio are supplemental measures that Granite believes are useful in evaluating the Trust's degree of financial leverage, borrowing capacity and the relative strength of its balance sheet (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

Unencumbered asset coverage ratio

The unencumbered asset coverage ratio is calculated as the carrying value of investment properties (excluding properties held for sale) that are not encumbered by secured debt divided by the carrying value of total unsecured debt and is a supplemental measure that Granite believes is useful in evaluating the Trust's degree of asset coverage provided by its unencumbered investment properties to total unsecured debt (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

38 Granite REIT 2017

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust's significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust's policy for revenue recognition is described in note 2(k) of the audited combined financial statements for the year ended December 31, 2017. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms, leases where the property is a large square-footage and/or architecturally specialized and long-term ground leases where the Trust is the lessee.

Investment properties

The Trust's policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2017. In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize additional current and/or deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. The Trust does not measure its investment properties based on these valuations but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the year ended December 31, 2017. The critical

Granite REIT 2017 39

assumptions relating to the Trust's estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to the "Investment Properties" section and note 4 of the audited combined financial statements for the year ended December 31, 2017 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws and treaties and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Future Accounting Policy Changes

New accounting standards issued but not yet applicable to the combined financial statements for the year ended December 31, 2017 are described below. Granite intends to adopt these standards when they become effective.

IFRS 9, Financial Instruments

In July 2014, the International Accounting Standards Board ("IASB") issued IFRS 9, Financial Instruments ("IFRS 9") which replaces IAS 39, Financial Instruments: Recognition and Measurement effective January 1, 2018. IFRS 9 provides new guidance on the classification and measurement, impairment and hedge accounting for financial instruments in addition to clarification for the treatment of modifications of financial liabilities. IFRS 9 is required to be adopted retrospectively with certain available transition provisions which allow the Trust to elect not to restate prior period comparative information.

The Trust is in the final stages of its evaluation of the impact of this standard on its combined financial statements. The Trust will adopt IFRS 9 for the annual period beginning January 1, 2018, however, this standard is not expected to have any significant impact on the combined financial statements.

40 Granite REIT 2017

Classification and measurement:

IFRS 9 requires a new approach for the classification and measurement of financial assets based on the Trust's business models for managing these financial assets and their contractual cash flow characteristics. This approach is summarized as follows:

  •
  Assets held for the purpose of collecting contractual cash flows that solely represent payments of principal and interest will be measured at amortized cost.

  •
  Assets held within a business model where assets are both held for the purpose of collecting contractual cash flows or sold prior to maturity and the contractual cash flows solely represent payments of principal and interest will be measured at fair value through other comprehensive income ("FVTOCI").

  •
  Assets held within another business model or assets that do not have contractual cash flow characteristics that are solely payments of principal and interest will be measured at fair value through profit or loss ("FVTPL").

The Trust has completed its review of all financial instruments held and has performed cash flow and business model assessments on the Trust's financial assets, and the expected impact is summarized as follows:

  •
  The Trust's cash and cash equivalents, restricted cash, accounts receivable, and long-term receivables currently measured at amortized costs will continue to be measured at amortized cost.

  •
  The Trust's derivative asset and liability instruments will continue to be measured at FVTPL.

Impairment:

IFRS 9 introduces a new expected credit loss ("ECL") impairment model for all financial assets measured at amortized cost or debt instruments measured at FVTOCI. The new ECL model will result in an allowance for expected credit losses being recorded regardless of whether there has been an actual loss event.

The ECL model is forward-looking and requires the use of a reasonable and supportable forecast of future conditions in the determination of whether there has been a significant increase in credit risk since the origination of the financial instrument. The Trust continues to refine certain aspects of the expected credit loss modelling process leading up to its March 31, 2018 first quarter reporting, and the expected impact is summarized as follows:

  •
  The Trust does not expect to record a material ECL allowance against loans and notes receivable as historical experience of loss on these balances is insignificant and based on the assessment of forward looking information no significant increases in expected losses are expected. The Trust will continue to assess the valuation of these instruments.

  •
  The Trust does not expect to record a material ECL allowance against accounts receivable and has determined that its internal processes of evaluating each receivable on a specific basis for collectability using historical experience and adjusted for forward looking information, would appropriately allow the Trust to determine if there are significant increases in credit risk to then record a corresponding ECL allowance.

Hedge accounting:

IFRS 9 also introduces a new hedge accounting model that expands the scope of hedge items and risks eligible for hedge accounting and aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it will provide for more hedging strategies that are used for risk

Granite REIT 2017 41

management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model.

Financial Liabilities:

Generally, IFRS 9 does not introduce changes to the classification of financial liabilities. The Trust will continue to measure its financial liabilities at amortized cost.

In regards to term modifications for financial liabilities, IFRS 9 requires that when a financial liability measured at amortized cost is modified or exchanged, and such modification or exchange does not result in derecognition, the adjustment to the amortized cost of the financial liability is recognized in profit or loss.

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15") which replaces IAS 18, Revenue and IAS 11, Construction Contracts effective January 1, 2018. The objective of IFRS 15 is to establish the principles that the Trust will apply to report useful information about the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The Trust is currently evaluating the adoption method for applying the new standard to prior periods.

The Trust is in the final stages of its evaluation of the impact of this standard on its combined financial statements. As the Trust's most material revenue stream of rental revenue is outside the scope of the new standard, the adoption of the new standard is not expected to have a material impact on the combined statements of income and comprehensive income. The Trust has concluded that the pattern of revenue recognition will remain unchanged. However, the Trust will be required to disclose the separate components of each revenue stream, including those included within gross leases, to the combined financial statements. Further, in respect of the Trust's net leases where the tenant is responsible for direct payment of both property taxes and insurance, because the Trust is the beneficiary, the amounts of expense and related revenue for these amounts will be presented on a gross basis in the statement of income and comprehensive income. There is no impact to net income or unitholders equity. In addition, no impact to the combined statement of cash flow is expected from adoption.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Trust does not expect this standard to have a significant impact on its combined financial statements as leases with tenants are expected to be accounted for as operating leases in the same manner they are currently being reported. The Trust has two investment properties located on land that is leased. Currently, the ground rent payments are expensed. It is expected that under IFRS 16, a right-of-use asset addition to investment properties and a lease obligation liability will be recorded with associated financing charges. The Trust also has rent expense associated with office space in Toronto, Canada and Vienna, Austria. A right-of-use asset addition and obligation liability will be recorded for these lease obligations as well.

42 Granite REIT 2017

IFRS 2, Share-based Payment

In June 2016, the IASB issued amendments to IFRS 2, Share-based Payment ("IFRS 2") clarifying how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that change the classification of the transactions. These amendments are effective for annual periods beginning on or after January 1, 2018. The Trust does not believe there will be a significant impact on the combined financial statements from adopting this standard.

IFRIC 23, Uncertainty over Income Tax Treatments

In June 2017, the IFRS Interpretations Committee issued IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23") which clarifies how the recognition and measurement requirements of IAS 12, Income Taxes, are applied where there is uncertainty over income tax treatments. This standard is effective for annual reporting periods beginning on or after January 1, 2019. The Trust is currently assessing the impact of IFRIC 23 on its combined financial statements.

IAS 40, Investment Properties

On December 8, 2016, the IASB issued an amendment to IAS 40, Investment Properties that requires an asset to be transferred to or from investment property only when there is a change in use. A change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. Granite will adopt these amendments and clarifications in its combined financial statements for the annual period beginning on January 1, 2018.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of Granite have evaluated the effectiveness of the Trust's disclosure controls and procedures, as defined in National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109") and in Rules 13a-15(e) and 15d-15(e) under the United States Securities and Exchange Act of 1934 as of December 31, 2017 (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, the Trust's disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Trust in the reports that they file or submit is (i) recorded, processed, summarized and reported within the time periods specified in the applicable rules and (ii) accumulated and communicated to the Trust's management, including their principal executive and principal officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

The Trust's management is responsible for establishing and maintaining internal control over financial reporting (as such term is defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934) for the Trust.

The Trust's internal control over financial reporting is a process designed by, or under the supervision of, the Trust's principal executive and principal financial officers, or persons performing similar functions, and effected by the Trust's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and

Granite REIT 2017 43

dispositions of the Trust's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that the Trust's receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Trust's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of Granite's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of Granite's internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that Granite's internal control over financial reporting was effective as of December 31, 2017.

Deloitte LLP, an independent registered public accounting firm, who audited and reported on the Trust's combined financial statements as at and for the year ended December 31, 2017 and whose report is included in the Trust's annual report for fiscal 2017, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on Granite's internal control over financial reporting as of December 31, 2017. The attestation report precedes the audited financial statements included in the Trust's annual report for fiscal 2017.

Changes in Internal Control Over Financial Reporting

As of the Evaluation Date, there were no changes in the Trust's internal control over financial reporting that occurred during the period beginning on the date immediately following the end of the period in respect of which Granite made its most recent previous interim filing and ended on December 31, 2017 that have materially affected, or that are reasonably likely to materially affect, the Trust's internal control over financial reporting.

Limitation on the Effectiveness of Controls and Procedures

Granite's management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that the Trust's controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

RISKS AND UNCERTAINTIES

Investing in the Trust's stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite's business, financial condition, operating results and prospects. These risks and uncertainties are discussed in Granite's AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2017.

44 Granite REIT 2017

SELECTED ANNUAL AND QUARTERLY DATA

The annual and quarterly financial data reflects fluctuations in revenue, FFO, investment properties and total debt primarily from the timing of leasing and development activities, property sales, acquisitions and foreign exchange. Investment properties also fluctuate from the effect of measuring properties at fair value under IFRS. Net income attributable to unitholders primarily fluctuates from fair value gains/losses on investment properties.

Refer to note 2 of the audited combined financial statements for the year ended December 31, 2017 for a description of the accounting policies used in the determination of the financial data.

Annual Data

(in millions, except as noted)
Years ended December 31,	2017	2016	2015

Operating highlights(1)(2)
Revenue	$222.6	$223.4	$216.3
NOI — cash basis(1)	$218.2	$220.6	$214.7
Fair value gain on investment properties, net	$212.1	$175.9	$73.1
Net income attributable to stapled unitholders	$357.7	$279.3	$193.3
Cash provided by operating activities	$158.7	$160.0	$159.8
FFO(1)	$153.2	$149.7	$158.4
AFFO(1)	$145.4	$149.3	$159.3
FFO payout ratio(1)	78%	71%	68%
AFFO payout ratio(1)	82%	71%	68%
Per unit amounts
Diluted FFO(1)	$3.25	$3.18	$3.36
Diluted AFFO(1)	$3.09	$3.17	$3.38
Cash distributions paid	$2.604	$2.403	$2.304
Financial highlights
Investment properties(3)	$2,733.6	$2,653.1	$2,592.4
Assets held for sale	$391.4	—	—
Cash and cash equivalents	$69.0	$246.2	$119.2
Total debt	$741.4	$657.4	$589.4
Diluted weighted average units outstanding	47.1	47.1	47.1
Property metrics(3)
Number of income-producing properties	84	92	98
GLA, square feet	29.1	29.6	30.5
Occupancy, by GLA	98.4%	99.4%	97.0%
Weighted average lease term, years	5.9	7.0	4.7

(1)
For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".

(2)
Explanations for specific changes in the annual financial data table above are as follows:

•
2017 — Net income attributable to unitholders, cash provided by operating activities and FFO included $1.6 million of lease termination and close-out fees in revenue in connection with tenants having vacated or expecting to vacate properties and $5.9 million of expenses in connection with the proxy contest leading up to Granite's June 2017 annual general meeting. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $1.6 million lease termination and close-out fees and the $5.9 million proxy contest expenses as this revenue and cost, respectively, is non-recurring and can be a source of variance between periods. The fair value gain on investment properties of $212.1 million was attributable to several factors, and, in particular, from i) the increase in fair value to the sale price for 10 properties, including three special purpose properties, sold in January 2018 and the higher valuation implied on certain remaining special purpose properties from the pricing realized and the liquidity potential demonstrated from the sale, ii) a compression in discount and terminal capitalization rates for certain modern warehouse and multi-purpose properties located in Canada, the United States and Europe and iii) favourable changes in leasing assumptions from new leases or renewals executed during 2017.
Granite REIT 2017 45

  •
  2016 — Net income attributable to unitholders, cash provided by operating activities and FFO included $11.9 million of redemption costs associated with the early redemption of debentures that were due to mature in October 2018. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $11.9 million early redemption expense as this cost is non-recurring and can be a source of variance between periods. The fair value gain on investment properties of $175.9 million included the positive changes to leasing assumptions, which generally resulted in increased certainty and the extension of contractual cash flows, relating to lease extensions or renewals and extensions associated with 15 properties, including seven special purpose properties, concluded with Magna.

(3)
Excludes properties held for sale which are classified as assets held for sale on the combined balance sheet as at December 31, 2017.

Quarterly Data 2017

(in millions, except as noted)	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017

Operating highlights(1)(2)
Revenue	$55.1	$55.0	$55.3	$57.2
NOI — cash basis(1)	$54.4	$54.2	$53.4	$56.2
Fair value gain (loss) on investment properties, net	$(7.3)	$17.2	$17.0	$185.2
Net income attributable to stapled unitholders	$30.2	$42.9	$51.0	$233.6
Cash provided by operating activities	$46.2	$33.8	$40.5	$38.2
FFO(1)	$39.6	$31.6	$40.4	$41.6
AFFO(1)	$40.3	$32.4	$40.1	$32.6
FFO payout ratio(1)	78%	82%	79%	75%
AFFO payout ratio(1)	76%	80%	80%	95%
Per unit amounts
Diluted FFO(1)	$0.84	$0.67	$0.85	$0.89
Diluted AFFO(1)	$0.86	$0.69	$0.85	$0.69
Cash distributions paid	$0.651	$0.651	$0.651	$0.651
Financial highlights
Investment properties(3)	$2,717.6	$2,758.0	$2,749.0	$2,733.6
Assets held for sale	—	—	—	$391.4
Cash and cash equivalents	$189.7	$196.5	$190.9	$69.0
Total debt	$650.5	$682.7	$691.5	$741.4
Diluted weighted average units outstanding	47.1	47.2	47.2	47.0
Property metrics(3)
Number of income-producing properties	92	92	92	84
GLA, square feet	30.1	30.2	30.2	29.1
Occupancy, by GLA	98.4%	98.1%	98.4%	98.4%
Weighted average lease term, years	6.9	6.7	6.6	5.9

(1)
For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".

(2)
Explanations for specific changes in the quarterly financial data table above are as follows:

•
Q4'17 — Fair value gain on investment properties of $185.2 million included the increase in fair value to the sale price for 10 properties, including three special purpose properties, sold in January 2018 and the higher valuation implied on certain remaining special purpose properties from the pricing realized and the liquidity potential demonstrated from the sale.

•
Q3'17 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included $1.6 million of lease termination and close-out fees in revenue in connection with tenants having vacated or expecting to vacate properties. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $1.6 million lease termination and close-out fees as this revenue is non-recurring and can be a source of variance between periods.

•
Q2'17 — Net income attributable to unitholders, cash provided by operating activities and FFO included $5.9 million of expenses in connection with the proxy contest leading up to Granite's June 2017 annual general meeting. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $5.9 million proxy contest expenses as this cost is non-recurring and can be a source of variance between periods.

(3)
Excludes properties held for sale which are classified as assets held for sale on the combined balance sheet as at December 31, 2017.
46 Granite REIT 2017

Quarterly Data 2016

(in millions, except as noted)	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016

Operating highlights(1)(2)
Revenue	$56.4	$56.4	$56.3	$54.3
NOI — cash basis(1)	$55.8	$54.8	$55.0	$55.0
Fair value gain on investment properties, net	$8.7	$26.0	$135.0	$6.2
Net income attributable to stapled unitholders	$42.4	$57.2	$150.3	$29.4
Cash provided by operating activities	$48.9	$40.4	$40.7	$30.0
FFO(1)	$41.4	$39.9	$42.2	$26.2
AFFO(1)	$41.7	$38.1	$41.7	$27.8
FFO payout ratio(1)	67%	72%	68%	77%
AFFO payout ratio(1)	66%	75%	69%	74%
Per unit amounts
Diluted FFO(1)	$0.88	$0.84	$0.90	$0.56
Diluted AFFO(1)	$0.89	$0.81	$0.88	$0.59
Cash distributions paid	$0.576	$0.609	$0.609	$0.609
Financial highlights
Investment properties	$2,534.8	$2,511.3	$2,674.5	$2,653.1
Cash and cash equivalents	$143.4	$158.5	$175.2	$246.2
Total debt	$582.3	$561.8	$572.0	$657.4
Diluted weighted average units outstanding	47.0	47.1	47.1	47.1
Property metrics
Number of income-producing properties	96	94	92	92
GLA, square feet	30.4	29.9	29.5	29.6
Occupancy, by GLA	98.9%	99.1%	99.1%	99.4%
Weighted average lease term, years	4.7	5.4	7.2	7.0

(1)
For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".

(2)
Explanations for specific changes in the quarterly financial data table above are as follows:

•
Q4'16 — Net income attributable to unitholders, cash provided by operating activities and FFO included $11.9 million of redemption costs associated with the early redemption of debentures that were due to mature in October 2018. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $11.9 million early redemption expense as this cost is non-recurring and can be a source of variance between periods.

•
Q3'16 — Fair value gain on investment properties of $135.0 million included the positive changes to leasing assumptions, which generally resulted in increased certainty and the extension of contractual cash flows, relating to lease extensions or renewals and extensions associated with 15 properties, including seven special purpose properties, concluded with Magna.

FORWARD-LOOKING STATEMENTS

This MD&A and accompanying letter to unitholders may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "outlook", "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and

Granite REIT 2017 47

forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that the expansion and diversification of Granite's real estate portfolio and the reduction in Granite's exposure to Magna and the special purpose properties; the ability of Granite to find satisfactory acquisition, joint venture and development opportunities; Granite's ability to dispose of any non-core assets on satisfactory terms; the expected revenues from new leasing activity; and the expected amount of any distributions, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the "Risk Factors" section in Granite's AIF for 2017 dated March 1, 2018, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2017 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

48 Granite REIT 2017